UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 31, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

www.sibanyestillwater.com

MARKET RELEASE
Dealing in securities
Johannesburg, 31 May 2019: In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of
JSE Limited ("the Listings Requirements") we hereby advise that Messrs NJ Froneman and C Keyter, Chief
Executive Officer and Chief Financial Officer of Sibanye Gold Limited has retained and/or sold
Performance Shares which were granted on 1 March 2016 (“the Grant Date”) in terms of The Sibanye
Gold Limited 2013 Share Plan. Performance Shares awarded to Messrs Froneman and Keyter were sold in order to settle the associated tax liability.
Details of the transactions are set out below:
Name
NJ Froneman
Position
Chief Executive Officer
Company
Sibanye Gold Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of performance shares to
cover associated tax liability
Transaction Date
28 May 2019
Number of Shares
36 357
Class of Security
Ordinary shares
Market Price per share:
Low –
High –
VWAP –
R11.3000
R11.8700
R11.6275
Total Value
R422 741.02
Vesting Period
The Performance Shares vest on the third
anniversary of the Grant Date.
Name
NJ Froneman
Position
Chief Executive Officer
Company
Sibanye Gold Limited
Nature of interest
Direct and Beneficial
Nature of transaction
Retention of performance shares
Transaction Date
28 May 2019
Number of Shares
41 832
Class of Security
Ordinary shares
Market Price per share:
R11.6275
Total Value
R486 401.58
Vesting Period
The Performance Shares vest on the third
anniversary of the Grant Date.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com

Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of performance shares to
cover associated tax liability
Transaction Date 28 May 2019
Number of Shares 16 520
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP –
R11.3000
R11.8700
R11.6275
Total Value R192 086.30
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date.
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of performance shares
Transaction Date 28 May 2019
Number of Shares 19 008
Class of Security Ordinary shares
Market Price per share: R11.6275
Total Value R221 015.52
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date.

In terms of paragraph 3.66 of the Listings Requirements the necessary clearance to deal in the above securities has been obtained.
Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

www.sibanyestillwater.com
FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements.
Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”,
“may”, “could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s
Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s
Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on
2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 31, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer